UNIGENE LABORATORIES, INC.
110 Little Falls Road
Fairfield, NJ 07004

June 7, 2005

Transmitted Via

EDGAR and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Unigene Laboratories, Inc. Form 10-K for the

Year Ended December 31, 2004 (“10-K Report”)

SEC File No. 0-16005

Dear Mr. Rosenberg:

By your letter dated May 10, 2005 (the “Comment Letter”) to William Steinhauer, Vice President of Finance of Unigene Laboratories, Inc. (the “Company”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s 10-K Report. The Company is responding to the Comment Letter in the following numbered paragraphs, which correspond to the numbered paragraphs of the Comment Letter.

1. The Company acknowledges the Staff’s comment.

a. The Company notes for the Staff that the current nature and status of its research and development projects with GlaxoSmithKline (“GSK”), Upsher-Smith Laboratories, Inc. (“USL”) and Novartis Pharma AG (“Novartis”) are disclosed and discussed in the Company’s 10-K Report. The current status of the project with GSK is discussed in: the second paragraph of

“Business–Our Accomplishments;” “–Strategy—GlaxoSmithKline License Agreement;” “–Development of an Oral PTH Product;” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on pages 2, 3, 6 and 24, respectively, of the 10-K Report. Specifically, in this disclosure, the Company states that “During 2004, GSK successfully conducted a Phase I study for oral PTH,” “In June 2004, we received a $4,000,000 milestone payment for the commencement of a Phase I human trial for oral PTH,” “In October 2004, we announced the preliminary results of this trial. The formulation tested demonstrated that it can deliver PTH into the bloodstream of human subjects and that the PTH molecule was intact and biologically active” and “For oral PTH, a Phase I human trial, which commenced in June 2004, demonstrated positive preliminary results.”

The current nature and status of the project with USL is discussed under “Business–Our Accomplishments” on page 2 of the 10-K Report, which states, “We filed a new drug application, or NDA, for Fortical in March 2003 and the NDA was accepted for review by the FDA in May 2003. In January 2004 we announced the receipt of an approvable letter from the FDA. The letter is an official communication from the FDA indicating that the agency is prepared to approve the NDA upon the finalization of the labeling and the resolution of specific remaining issues, including the submission of additional information and data. We have filed all additional information and data requested to date by the FDA, and such information and data is currently under review. However, during this review process additional questions or concerns may be raised by the FDA which could delay product approval. A Citizen’s Petition, which typically requests the FDA to reconsider its decisions, was filed on January 9, 2004 on behalf of an anonymous party subsequent to the announcement of our receipt of the FDA approvable letter. Using certain assumptions, the petition questioned the FDA’s ability to grant approval for any recombinant calcitonin product that primarily relies on clinical markers of bone cell activity. In July 2004, the FDA sent a response to the petitioner stating that the FDA had not yet made a decision on the petition and it is continuing to review the issues raised by the petitioner.” This statement is also reiterated under “Business–Development of a Nasal Calcitonin Product” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on pages 5 and 24, respectively, of the 10-K Report. Further, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on page 23 of the 10-K Report, the Company states “If Fortical is approved, we will be responsible for manufacturing the product and will sell filled calcitonin product to USL. USL will package the product and will distribute it nationwide.”

The current nature and status of the project with Novartis is discussed under “Business–Our Accomplishments” and “–Strategy—Novartis License Agreement” on pages 2 and 4, respectively, of the 10-K Report. In these portions, the Company states, “During 2004, we licensed worldwide rights to the technology to Novartis for their production of calcitonin” and “Initially, Novartis will purchase calcitonin from us for use in their oral calcitonin development program. Eventually, Novartis plans to implement our patented manufacturing process at Novartis facilities to support their calcitonin products. We will receive royalties on sales of any existing or future Novartis products that contain calcitonin manufactured by Novartis using our technology.” This statement is reiterated under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on page 23 of the 10-K Report.

The Company confirms that, in future filings, it will undertake to also include a discussion of the current status of these projects under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Research and Development Expenses.”

b. The Company confirms to the Staff that current year expenses related to the projects with GSK, USL and Novartis are set forth under “Notes to Financial Statements–Footnote 19—Research Licensing and Other Revenue.” Costs associated with the GSK project were $900,000 in 2003, $4,119,000 in 2002 and $6,254,000 through December 31, 2004. Costs associated with the USL project were $2,500,000 in 2003, $1,728,000 in 2002 and $7,564,000 through December 31, 2004. The Novartis project began in 2004. The Company confirms that it will undertake to also disclose cumulative costs in future filings.

c. The Company informs the Staff supplementally that the clinical program necessary to complete the project with GSK is being developed by GSK and all costs associated with such clinical program will be borne by GSK. As a result of this allocation of responsibilities, the Company is not able to determine the nature, timing and estimated costs related to the completion of the project with GSK but does note under “Business–Strategy—GlaxoSmithKline License Agreement” and “–Development of an Oral PTH Product” on pages 3 and 6, respectively, of the 10-K Report that “GSK will fund all development activities during the program...”

The Company confirms to the Staff that, with respect to its collaboration with USL, it states under “Business–Our Accomplishments” on page 3 of the 10-K Report, “We have filed all additional information and data requested to date by the FDA, and such information and data is currently under review.” The Company supplementally advises the Staff that it does not expect its future development costs to be material.

The Company informs the Staff supplementally that the clinical program necessary to complete the project with Novartis is being developed by Novartis and all costs associated with such clinical program will be borne by Novartis. As a result of this allocation of responsibilities, the Company is not able to determine the nature, timing and estimated costs related to the completion of the project with Novartis. The Company supplementally confirms to the Staff that it undertakes to make such disclosure in future filings.

Therefore, the Company undertakes to disclose in future filings that the estimated cost of the efforts necessary to complete the specific project is either known or not known to the Company and, if known, the amount if material, or otherwise state that such amount is not material to the financial condition of the Company.

d. The Company confirms to the Staff that it discloses the anticipated completion date of the project with GSK under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on page 24 of the 10-K Report. There, the Company states, “However, PTH is in an early stage of development and it is too early to speculate on the probability or timing of a marketable PTH product using our technology.” Further, under “Business–Strategy” on page 3 of the 10-K Report, the Company states, “Our oral calcitonin and oral PTH products would utilize our peptide production process as well as our oral delivery system for peptides. These products are currently in development and, if approved, they most likely would be introduced into the market years after our nasal calcitonin product.” The duration of these programs will be determined by several factors, none of which can be reasonably predicted by the Company at this time.

The Company confirms to the Staff that it discloses, using reasonable assumptions, the anticipated completion date of the project with USL under the heading “Business–Our Accomplishments,” on page 3 of the 10-K Report. There, the Company states, “We have filed all additional information and data requested to date by the FDA, and such information and data is currently under review. However, during this review process additional questions or concerns may be raised by the FDA which could delay product approval... In July 2004, the FDA sent a response to the petitioner stating that the FDA had not yet made a decision on the petition and it is continuing to review the issues raised by the petitioner.” This statement is reiterated under “Business–Development of a Nasal Calcitonin Product” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on pages 5 and 24, respectively, of the 10-K Report.

The Company confirms to the Staff supplementally that Novartis will be conducting all future product development and clinical trials for their oral calcitonin product under the agreement in conjunction with its partner, a competitor of Unigene. Therefore, the anticipated completion date is not only outside the Company’s control, but it is also unknown to the Company and proprietary to Novartis and its partner. The potential use of the Company’s technology to manufacture calcitonin for Novartis’ nasal calcitonin product also is not within the Company’s control or knowledge and is solely at Novartis’ discretion.

Therefore, the Company undertakes to consolidate such disclosure for each of its projects in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in its future filings as encouraged by the Division of Corporation Finance’s “Current Issues and Rulemaking Project Quarterly Update”.

e. The Company notes for the Staff that it provides disclosure of the risks and uncertainties associated with the GSK, USL and Novartis projects in the 10-K Report. In particular, under the risk factor “We have significant historical losses and may continue to incur losses in the future” on page 10 of the 10-K Report, the Company states, “We believe that to achieve profitability we will require at least the successful commercialization of our nasal calcitonin or oral PTH products or another oral peptide product in the U.S. and abroad. We might never be profitable.”

Additionally, under the risk factor “We may require additional funding to sustain our operations, and our ability to secure additional financing is uncertain” on page 10 of the 10-K Report, the Company states, “If we are unable to raise the required capital, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations. Our future capital requirements will depend on many factors, including:

•	our ability to obtain FDA approval for Fortical;

•	the achievement of milestones in our Novartis, GSK and USL agreements…”

Under the same risk factor, the Company also states, “If we are unable to achieve milestones or sales under our existing agreements or enter into a significant revenue generating research, license or distribution agreement or financing arrangement, we would need to significantly curtail our operations. We also could consider a sale or merger of Unigene.”

Under the risk factor “We may not be successful in our efforts to gain regulatory approval for our products and, if approved, the approval may not be on a timely basis” on page 11 of the 10-K Report, the Company states that “none of our products have been approved for sale in the U.S., and our products may never receive the approvals necessary for commercialization. We must conduct further human testing on certain of our products before they can be approved for commercial sale. Any delay in receiving, or failure to receive, these approvals would adversely affect our ability to generate product revenues.”

Under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity And Capital Resources” on page 24 of the 10-K Report, the Company states, “Due to our limited financial resources, any delay in achieving milestones in our existing GSK, USL or Novartis agreements, or in signing new license or distribution agreements for our products, or any delay in obtaining regulatory approvals for our products, will have an adverse effect on our operations and our cash flow.”

Finally, under “Notes to Financial Statements–Footnote 2—Liquidity” on page 36 of the 10-K Report, the Company states “If we are unable to achieve these milestones and sales, or are unable to achieve the milestones and sales on a timely basis, we would need additional funds to continue our operations.”

Therefore, the Company believes that additional disclosure regarding the risks and uncertainties related to the projects is not necessary for the protection of its investors.

f. The Company notes for the Staff that it discloses, based upon reasonable assumptions, in the 10-K Report when net cash inflows from significant projects are expected to commence. Under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on page 24 of the 10-K Report, the Company states, “In general, we seek to develop the basic product and then license the product to an established pharmaceutical company to complete the development, clinical trials and regulatory process. As a result, we will not control the nature, timing or cost of bringing our products to market.”

With specific regard to the project with USL, the Company notes under the same section on page 23, “Our financial situation may be augmented by sales and royalties on our nasal calcitonin product if the product receives FDA approval and USL is able to launch the product.”

This statement is reiterated under “Notes to Financial Statements –Footnote 2—Liquidity” on page 36 of the 10-K Report. This statement indicates that the Company’s expected product approval and product launch are subject to FDA approval, the timing of which is uncertain and outside of the Company’s control.

Due to the fact that the Company’s partners exclusively control the entire product development program under the projects with GSK and Novartis, and because there are one or more clinical trials still required for both, the timing of those product approvals, the subsequent sales and/or royalties cannot be reasonably estimated with any level of certainty that would provide useful information to our investors.

The Company confirms to the Staff supplementally that it will undertake to expand its disclosure in future filings. In the Company’s Report on Form 10-Q for the period ended March 31, 2005 (the “10-Q Report”), the Company discloses under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Results of Operations” on page 18, that “Milestone revenue is based upon one-time events and is generally correlated with the development strategy of our licensees and is therefore subject to uncertain timing and not predictive of future revenue. In addition, product sales to our partners under license or supply agreements are typically of limited quantity and duration and also not necessarily predictive of future revenue. Additional sales of PTH to GSK will fluctuate based upon GSK’s future needs which cannot currently be estimated. Sales revenue could increase in 2005 and future years if we obtain FDA approval for Fortical and if USL is able to successfully market and distribute the product. If we do receive FDA approval, the timing of the approval and product launch is uncertain.”

The Company has also added the following additional disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on page 24 of the 10-Q Report: “Our primary source of cash in the last few years has been (1) licensing fees for new agreements, (2) milestone payments from those or existing agreements, (3) product sales under licensing agreements and (4) from the sale of stock. None of these cash sources is certain for 2005 or future years. Licensing fees from new collaborations are dependent upon the successful completion of complicated and lengthy negotiations. Milestones are based upon progress achieved in collaborations which can be difficult to obtain and often subject to factors that are neither controlled by us or our licensees. Product sales to our partners under these agreements are typically of limited quantity and duration based upon our licensees’ needs which are sometimes difficult to determine.”

2. The Company acknowledges the Staff’s comments. The Company believes that its judgment regarding inventory has had a material effect on its financial statements. The Company states in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Results of Operations—Summary of Critical Accounting Policies” under “Inventory” on page 21 of the 10-K Report, that “Finished goods and work in process inventory are generally fully reserved except for the amounts deemed saleable by management based upon current or anticipated orders, primarily under contractual arrangements.” The Company confirms to the Staff supplementally that it will expand its disclosure in future filings. In its 10-Q Report under “Management’s Discussion and Analysis of Financial Condition and Results of

Operations–Results of Operations—Summary of Critical Accounting Policies,” on page 25 under “Inventory,” the Company has included the following additional disclosure: “Our reserves for finished goods and work in process inventory increased by $887,000 at March 31, 2005 from December 31, 2004. This increase negatively impacted both inventory on our balance sheet and our statement of operations by that amount. The determination of saleability of inventory can, at times, be subjective. Management determined that the saleability of the calcitonin inventory produced in the first quarter is dependent upon FDA approval of Fortical, the timing of which is uncertain and is not guaranteed. In addition, it was determined that the material did not meet all specifications. While the possible future use of this inventory will be discussed with regulatory authorities, this additional uncertainty contributed to management’s decision to fully reserve 2005 production. If this fully reserved inventory eventually proves to be saleable, our future cost of goods sold related to this inventory would be reduced, resulting in a higher gross profit.”

3. The Company acknowledges the Staff’s comment. The Company believes that it has conformed to Section IV of SEC Release No. FR-72 in its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on pages 23 and 24 of the 10-K Report, under which the Company states, “We believe that we will generate financial resources to apply toward funding our operations through the achievement of milestones in the GSK, USL, or Novartis agreements and through the sale of PTH to GSK and, if necessary, with the funds available through our financing with Fusion. We therefore expect to have sufficient financial resources for the next twelve months. Our financial situation may be augmented by sales and royalties on our nasal calcitonin product if the product receives FDA approval and USL is able to launch the product. If we are unable to achieve these milestones and sales, or are unable to achieve the milestones and sales on a timely basis, we would need additional funds to continue our operations… Our cash requirements to operate our research and peptide manufacturing facilities and develop our products are approximately $12,000,000 to $13,000,000 per year… In April 2002, we signed a licensing agreement with GSK for a value before royalties, PTH sales and reimbursement for development expenses, of up to $150,000,000 to develop an oral formulation of an analog of PTH currently in clinical development for the treatment of osteoporosis, of which an aggregate of $8,000,000 in up-front and milestone payments has been received from inception through December 31, 2004. GSK could make additional milestone payments in the aggregate amount of up to $142,000,000 subject to the progress of the compound through clinical development and through to the market. We have also received an additional $5,000,000 from GSK for PTH sales, deposits and in support of our PTH development activities from inception through December 31, 2004… In November 2002, we signed an exclusive U.S. licensing agreement with USL for a value before royalties of up to $10,000,000 to market our patented nasal formulation of calcitonin for the treatment of osteoporosis. Under the terms of the agreement, we received an up-front payment of $3,000,000 in 2002 from USL. In 2003, we received a $3,000,000 milestone payment from USL for the FDA’s acceptance for review of our nasal calcitonin NDA. We are eligible to receive milestone payments of $4,000,000 and royalty payments on product sales… In April 2004, we signed a worldwide licensing agreement with Novartis for a value before royalties of up to $18,700,000 to allow Novartis to manufacture calcitonin using our patented peptide production process. We received $5,600,000 from Novartis in April 2004 consisting of a $3,500,000 up-front payment and a partial prepayment on Novartis’ purchases of calcitonin from us in the amount of $2,100,000. During 2004, our total calcitonin sales to Novartis were approximately $2,800,000. In August 2004, we received a $2,000,000 milestone payment from Novartis associated with the transfer of our patented manufacturing technology. We are eligible to receive additional milestone payments from Novartis of up to $10,500,000… Our future ability to generate cash from operations will depend primarily in the short-term upon the achievement of milestones in the GSK, USL and Novartis agreements, GSK reimbursed development activities and through the sale of PTH to GSK and, in the long-term, by receiving royalties from the sale of our licensed products and technologies.”

The Company confirms that in addition to the disclosure noted above, it will undertake to expand its disclosure in future filings. For example, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” on page 20 of the 10-Q Report, the Company added the following disclosure: “Our primary source of cash in the last few years has been (1) licensing fees for new agreements, (2) milestone payments from those or existing agreements, (3) product sales under licensing agreements and (4) from the sale of stock. None of these cash sources is certain for 2005 or future years. Licensing fees from new collaborations are dependent upon the successful completion of complicated and lengthy negotiations. Milestones are based upon progress achieved in collaborations which can be difficult to obtain and often subject to factors that are neither controlled by us or our licensees. Product sales to our partners under these agreements are typically of limited quantity and duration based upon our licensees’ needs, which are sometimes difficult to determine. Sale of stock is dependent upon Unigene’s ability to attract interested investors, its ability to negotiate favorable terms and the condition of the stock market in general and biotechnology investments in particular.”

4. The Company acknowledges the Staff’s comment. The Company notes for the Staff that the method the Company uses to recognize deferred license fees and milestones is summarized under “Notes to Financial Statements–Footnote 3—Summary of Significant Accounting Policies & Practices—Revenue Recognition” on page 37 of the 10-K Report. The Company has stated that “Non-refundable license fees received upon execution of license agreements where we have continuing involvement are deferred and recognized as revenue over the estimated performance period of the agreement. This requires management to estimate the expected term of the agreement or, if applicable, the estimated life of its licensed patents.”

The Company’s recognition of milestones achieved under agreements entered into prior to the required adoption of EITF 00-21 is based on the following analysis. In reaching a conclusion as to the appropriate accounting related to revenue recognition, consideration was given to the provisions of SEC Staff Accounting Bulletin 101 (“SAB 101”), in which the Commission expressed its position regarding the application of GAAP in recognizing revenue. As set forth in SAB 101, the Commission’s position is that revenue should be recognized when all of the following conditions are met:

1.	Persuasive evidence of an arrangement exists;

2.	Delivery has occurred or the services have been rendered;

3.	The price is fixed or determinable; and

4.	Collectibility is assured.

If all four conditions above have been met, we recognize revenue as stated in “Notes to Financial Statements–Footnote 3—Summary of Significant Accounting Policies & Practices—Revenue Recognition” on page 37 of the 10-K Report. There, the Company states, “Non-refundable milestone payments that represent the completion of a separate earnings process and a substantive step in the research and development process are recognized as revenue when earned at the lesser of (1) the non-refundable cash received or (2) the proportionate level of effort expended to date during the development stage multiplied by the development stage revenue.”

Two of the methods commonly used to analyze the recognition of revenue for research and development arrangements that include milestone payments are:

•	An analogy to EITF 91-6, Revenue Recognition of Long-Term Power Sales Contracts. Revenue is recognized at the lesser of the result achieved using percentage-of-completion accounting or nonrefundable cash received. For example, a contract provides for a $1 million upfront payment and $2 million each year upon completion of each of three phases. The estimated effort is 40% at the end of the first year, 70% at the end of the second year, and 100% at the end of the third year. At the end of the first year $2.8 million of revenues would be recognized (the lesser of 40% of total expected revenues of $7 million or $3 million received to date).

•	The contingency adjusted method. Revenue is recognized at the time a payment is received in an amount equal to the effort incurred to date divided by total estimated effort, but not prior to the resolution of any contingency associated with each milestone payment. Revenue that is deferred is recognized as the remaining effort is incurred. Using the facts in the example above, at the end of the first year revenues of $1.2 million would be recognized (40% of $1 million and 40% of $2 million).

In addition, the Company then looks at the earnings process of the individual milestone itself. If the milestone is received at commencement of an activity, such as a clinical trial, it is recognized over the length of the activity/trial. Disclosure of this approach is continued under “Notes to Financial Statements–Footnote 3—Summary of Significant Accounting Policies & Practices—Revenue Recognition” on page 37 of the 10-K Report. There, the Company states that “Payments for milestones for which the completion of the earnings process is not yet complete (for example, payment received for the commencement of an activity) are recognized over the estimated performance period of such milestone.” The Company confirms to the Staff supplementally that it will revise its disclosure for clarification purposes in future filings. Under Management’s Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Policies—Revenue Recognition,” on page 24 of the 10-Q Report, the Company has revised this statement to read: “Payments for milestones for which the completion of the earnings process is not yet complete (for example, payment received for the commencement of an activity that represents a separate earnings process) are recognized over the estimated performance period of such activity. This is to comply with the provisions of SAB 104 which provides for revenue to be recognized once delivery has occurred or services have been rendered.”

5. The Company acknowledges the Staff’s comment. The Company supplementally informs the Staff that the inventory reserve at December 31, 2003 was for calcitonin produced in 2000 and 2001 by first generation technology (“CT 1G”) in order to supply calcitonin to Warner-Lambert, Inc. (“Pfizer”) under a 1997 license agreement. This agreement was terminated by Pfizer in 2001 and, therefore, a market no longer existed at the time for the product and, hence, it was fully reserved. In addition, the CT 1G has a 5-year life and expires during 2005 and 2006. The sales in 2004 of $3.3 million were comprised of calcitonin sales to Novartis of $2.8 million and sales of PTH to GSK of $500,000. $2.7 million of the $2.8 million calcitonin sales to Novartis were manufactured in 2004 (under an agreement with Novartis dated as of April 2004) and produced by a second generation technology (“CT 2G”). The PTH sold to GSK in 2004 was also manufactured in 2004. The reserve was increased at December 31, 2004 to include excess production of both PTH and CT 2G, where no further sales of these products were anticipated since the Company completely fulfilled its production requirements for Novartis and GSK as of December 31, 2004.

6. The Company acknowledges the Staff’s comment. The Company supplementally informs the Staff that costs for intangible assets consist solely of external costs. Internal costs are expensed as incurred. External costs primarily consist of outside legal fees and typically relate to filings of applications to improvements to existing patents or to the filings of foreign applications to domestic patents. Most of these applications relate to our patented peptide manufacturing and patented oral delivery technologies. Both of these technologies are proven technologies that are the subject of revenue generating license agreements. The Company believes that its patents, including those that have not yet issued, are an asset to the Company with both current and future value to the Company. Unigene is a biotechnology company that relies upon its proprietary technologies for its corporate existence. Without Unigene’s patents, the Company would not have a business model. Trademarks, both issued and deferred, aggregating less than $40,000 in amortized cost, are not material to the Company’s balance sheet.

For compliance with GAAP, the Company relies on FAS 2, which states in paragraph 10, “The following are examples of activities that typically would be excluded from research and development … (i) Legal work in connection with patent applications or litigation…” The Company therefore concluded it would not be appropriate to charge to research and development expense the outside legal fees related to filings of patents applications.

Additionally, the Company relies upon FAS 142 for guidance. Paragraph 10 of FAS 142 states, “Costs of internally developing…intangible assets…that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business…shall be recognized as an expense when incurred.” All of the Company’s applications are specifically identifiable as far as description of patent applied for and territory (e.g., Expression Systems for Amidating Enzyme {manufacturing patent}, Canada, serial no. 2,009,306). They have determinate lives and are not inherent in a business. Appendix B of FAS 142, paragraph B23, states, “The Board noted, however, that the guidance in Opinion 17 does not specify how the costs of internally developing specifically identifiable intangible assets that have limited lives should be treated. As a result, those costs may be either recognized as assets and amortized or expensed as incurred.”

The Company believes that another justification under GAAP for deferring patent and trademark costs is provided by Statement of Financial Accounting Concepts No. 6 (“CON 6”). Paragraph 18 of CON 6 states, “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Paragraph 26 of CON 6 states, “An asset has three essential characteristics: (a) it embodies a probable future benefit…to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, (c) the transaction…giving rise to the entity’s right to or control of the benefit has already occurred.” Footnote 18 defines “probable” as “that which can reasonably be expected…but is neither certain nor proved.”

The Company believes that Paragraph 26(a) of CON 6 is met as follows. The Company’s license agreements typically cover its issued patents as well as its patent applications. The Company’s agreement with GSK includes under the definition of “Licensed Technology” “all patents and applications in existence … or arising during the Term of this Agreement…” The Company’s agreement with Novartis includes under the definition of “Licensed Technology” “all patents and patent applications in existence … or during the Term of this Agreement…” The Company is therefore obtaining current and expecting future cash benefits under such agreements. By filing the various applications, the Company protects its rights and ownership and controls others’ access to its technologies, satisfying Paragraph 26(b) of CON 6 and the Company’s right to and control of the benefit occurs when the filing of the patent application takes place, satisfying Paragraph 26(c) of CON 6.

The importance of the Company’s intellectual property is discussed under “Business–Patents and Proprietary Technology,” on pages 7 and 8 of the 10-K Report. The Company states, “We believe that our manufacturing patents give us a competitive advantage in producing peptides cost-effectively and in large quantities, because they cover a highly efficient bacterial fermentation process for producing peptides.

“We also believe that our oral delivery patents give us a competitive advantage in enabling us to develop peptide products in oral forms, because they cover a process allowing delivery of significant quantities of peptides into the bloodstream. Peptides are small proteins that get broken down in the digestive system. Almost all commercial peptide products are currently available only in injectable or nasal spray formulations.

“We also believe that our nasal formulation patent gives us a competitive advantage by enabling us to deliver the desired amount of calcitonin without requiring the presence of compounds that have been shown to cause irritation to the lining of the nasal cavity.

“We believe that the greatest competitive advantage of our manufacturing and oral delivery patent estates is realized through the combination of both technologies.”

The largest portion of the total of $1.058 million (of which $601,000 is deferred) in book value of intangible assets at December 31, 2004 relates to the Company’s U.S. and international manufacturing patents. This total of $583,000 (of which $284,000 is deferred) is the “backbone” of all of the Company’s agreements. It enables production of PTH for the Company’s $150 million worldwide license agreement with GSK, which enabled the Company to receive a $4 million milestone payment from GSK for the Company’s Phase I study that used PTH manufactured by Unigene and sold to GSK. The Company also generated $536,000 in new PTH sales and $354,000 in FTEs. The Company has up to $142 million in remaining milestone payments under its agreement with GSK, as well as additional PTH sales, FTEs and possible future royalties. The Company will also be manufacturing calcitonin for its $10 million U.S. license agreement with USL. The Company has a remaining $4 million milestone payment under the USL agreement, as well as potential sales revenue and royalty payments once the product is launched. The Company expects its nasal calcitonin product to get FDA approval and launch during 2005. The current U.S. market for nasal calcitonin is in excess of $200 million. The Company’s manufacturing technology was the impetus behind its 2004 agreement with Novartis regarding the licensing of the Company’s manufacturing technology that allows Novartis to manufacture calcitonin using the Company’s patented manufacturing process at Novartis’ Sandoz facility in Europe. In 2004, this agreement provided an upfront payment of $3.5 million, calcitonin sales of $2.8 million, a $2 million milestone payment and future royalty payments. The Company has remaining milestone payments from Novartis of up to $10.5 million under this agreement. In addition, the Company will receive worldwide royalties on any Novartis product that incorporates calcitonin manufactured by the Company’s technology.

The Company’s manufacturing patents have been validated in the following manner. Novartis, one of the largest pharmaceutical companies in the world and the world’s leader in calcitonin manufacturing, determined that it needed to license Unigene’s manufacturing patents in order to further develop and commercialize its calcitonin products. The next largest amount of $336,000 (of which $222,000 is deferred) relates to the oral delivery of peptides and the aforementioned agreement with GSK. In addition, a patent application in the amount of $9,000 was filed in conjunction with the GSK agreement. Lastly, the amount for Nasal calcitonin-US for $28,000 (of which $3,000 is deferred) is directly related to the USL agreement. Therefore, $518,000 of the Company’s total deferred intangible assets of $601,000, or 86%, relates to Novartis, GSK or USL. The remaining 14% relates to (1) patent applications under current or anticipated collaborations with universities, (2) foreign patent applications for nasal calcitonin and (3) deferred trademarks. Deferred patents and trademarks are tracked on an individual basis. If any applications are rejected or abandoned, they are written-off and charged to impairment expense. In the past, we have abandoned certain trademarks or patent applications for business reasons, but we are not aware of any that have been rejected.

To summarize the Company’s economic benefits under its intangible assets (issued and pending), in 2004 alone, the Company received payments of over $13 million related to its intangible assets — $4.9 million from GSK and $8.3 million from Novartis. In addition, the Company has future milestone payments remaining of up to $142 million from GSK, $10.5 million from Novartis and $4.0 million from USL.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (973) 882-0860 ext. 202 if you have any questions or if the Company can provide any further information that would be helpful to the Staff.

Sincerely,

William Steinhauer

Vice President of Finance

cc: W. Levy, President and Chief Executive Officer

  A. Bloom, Chairman, Audit Committee

  Alon Gev, Grant Thornton LLP

  E. DeTrizio, Dechert LLP